UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): May 10, 2021 (May 9, 2021)

LIV CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-39157

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Torre Virreyes
Pedregal No. 24, Piso 6-601
Col. Molino del Rey México, CDMX, 11040

(Address of principal executive offices, including zip code)

+52 55 1100 2470

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	LIVK	The NASDAQ Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	LIVKW	The NASDAQ Stock Market LLC
Units, each consisting of one Class A ordinary share and one redeemable warrant	LIVKU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 9, 2021, LIV Capital Acquisition Corp., a Cayman Islands exempted company (including the successor entity after the Domestication (as defined below), “LIVK”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AgileThought, Inc., a Delaware corporation (“AT”), pursuant to which, among other things, LIVK will domesticate as a Delaware corporation (the “Domestication”) and AT will subsequently be merged with and into LIVK, whereupon the separate corporate existence of AT will cease and LIVK will be the surviving corporation, on the terms and subject to the conditions set forth therein (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “proposed business combination”). We also refer to LIVK following the proposed business combination as “Surviving Pubco.”

As a result of the proposed business combination, each issued and outstanding Class A ordinary share and Class B ordinary share of LIVK will convert into a share of Class A common stock of Surviving Pubco (“Class A Common Stock”), and each issued and outstanding warrant to purchase Class A ordinary shares of LIVK will continue to be exercisable by its terms to purchase an equal number of shares of Class A Common Stock.

The Merger Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of LIVK (the “Board”) and the board of directors of AT.

Merger Consideration

Common Merger Consideration

Subject to the terms and conditions of the Merger Agreement, the aggregate merger consideration distributable to holders of AT’s common stock at the closing of the proposed business combination (“the Closing”) pursuant to the Merger Agreement will be a number of shares of Class A Common Stock equal to (i) $347,121,322 divided by (ii) $10.00. Each holder of AT’s common stock immediately prior to the Closing shall have the right to receive a proportionate interest (on a fully diluted basis as of immediately prior to the Closing) of such merger consideration.

Preferred Merger Consideration

Subject to the terms and conditions of the Merger Agreement, the merger consideration distributable to the LIV Capital Funds (as defined below), as holders of AT’s preferred stock, at the Closing pursuant to the Merger Agreement will be a number of shares of Class A Common Stock equal to the number of shares of AT preferred stock outstanding as of immediately prior to the Closing.

The Minimum Cash Condition

AT’s obligations to complete the proposed business combination are contingent upon (i) the amount of cash available to be released from LIVK’s trust account (after giving effect to all payments to be made as a result of the completion of any redemptions), plus (ii) the net amount of proceeds actually received by LIVK pursuant to the PIPE Financing (as defined below), plus (iii) $20,000,000, representing the amount of proceeds actually received by AT from certain investment funds affiliated with LIVK’s sponsor (the “LIV Capital Funds”) pursuant to that certain Equity Contribution Agreement dated as of February 2, 2021 by and among such persons and AT (collectively, “Available Cash”) being greater than or equal to $40,000,000 (the “Minimum Cash Condition”). Under the Merger Agreement, if LIVK fails to meet the Minimum Cash Condition, AT may waive such Minimum Cash Condition.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make the proposed business combination effective as soon as promptly as practicable the transactions contemplated by the Merger Agreement. The Merger Agreement also contains certain customary covenants by AT and LIVK during the period between the signing of the Merger Agreement and the Closing, including the conduct of their respective businesses, provision of information, maintenance of books and records, notification of certain matters, obtaining governmental consents (including making any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable antitrust filings), terminating affiliate contracts, as well as certain customary covenants, such as publicity, some of which may continue after the termination of the Merger Agreement. Each of the parties also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Merger Agreement to the Closing. LIVK also agreed that it will ensure LIVK remains listed as a public company and that LIVK’s ordinary shares remain listed on Nasdaq, and to use its reasonable best efforts to ensure that Surviving Pubco is listed as a public company and that shares of Class A Common Stock are listed on Nasdaq as of the Closing.

Directors of Surviving Pubco

The parties agreed in the Merger Agreement to take all necessary action to cause the board of directors of Surviving Pubco as of immediately following the Closing to consist of twelve (12) directors, of whom one (1) individual will be designated by LIVK and of whom eleven (11) individuals will be designated by AT. Each AT designee will meet the director qualification and eligibility criteria of the Nominating and Corporate Governance committee of the Board, and a number of AT designees will qualify as independent directors as determined by the Board such that a majority of the directors as of immediately following the Closing will qualify as independent directors. Surviving Pubco’s board of directors will be classified with three classes of directors and the individuals in each class serving three year terms.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including customary conditions of each party and the following mutual conditions of the parties unless waived:

●	expiration of the applicable waiting period under the HSR Act;

●	the Class A Common Stock contemplated to be listed pursuant to the Merger Agreement shall have been listed on Nasdaq and shall be eligible for continued listing on Nasdaq immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to Closing);

●	there will not be in force any applicable law or governmental order enjoining, prohibiting, making illegal, or preventing the consummation of the Merger;

●	the approval of the LIVK shareholders with respect to the proposed business combination shall have been obtained;

●	the approval of the holders of AT’s common stock with respect to the proposed business combination shall have been obtained;

●	the registration statement on Form S-4 (as such filing is amended or supplemented, and including the proxy statement/prospectus contained therein) shall have become effective, no stop order shall have been issued by the U.S. Securities and Exchange Commission (the “SEC”) with respect to the registration statement and no action seeking such stop order shall have been threatened or initiated;

●	upon the Closing, after giving effect to the completion of any redemptions, Surviving Pubco having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of at least $5,000,001;

●	the Domestication shall have been consummated;

●	the conversion of certain equity-linked debt instruments held by certain lenders of AT into AT common stock in accordance with terms and conditions of the Merger Agreement and other agreements applicable to such conversion; and

●	the delivery by AT to LIVK of certain required financial statements.

In addition, AT’s obligation to complete the proposed business combination is subject to (unless waived) the Minimum Cash Condition.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances, including:

●	by the written consent of AT and LIVK; or

●	by either party if: (i) the representations, warranties or covenants of the other party are breached such that there is a failure of the related closing condition (subject to a 30-day cure period); (ii) the Closing has not occurred on or before the date that is six (6) months from the date on which the preliminary proxy statement/prospectus contemplated to be filed by the Merger Agreement is initially filed by the parties with the SEC, (iii) the consummation of the proposed business combination is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable governmental order; or (iv) if the approval of LIVK’s shareholders with respect to the proposed business combination is not obtained upon a vote duly taken thereon at the LIVK special meeting called for such purpose (subject to any permitted adjournment or postponement of such general meeting).

Other General

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about LIVK or AT. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in LIVK’s public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, the form of which is attached as Exhibit 2.1 to this Current Report and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, LIVK entered into subscription agreements with certain subscription investors pursuant to which LIVK has agreed to issue and sell to the subscription investors (the “PIPE Investors”), in the aggregate, $22,500,000 of LIVK’s Class A Ordinary Shares (or 2,250,000 shares of Class A Common Stock into which such shares will convert in connection with the Domestication) at a purchase price of $10.00 per share (the “PIPE Financing”). The closing of the PIPE Financing will occur immediately prior to the closing of the proposed merger of LIVK and AT, and is subject to customary closing conditions, including the satisfaction or waiver of the conditions set forth in the Merger Agreement.

The Merger Agreement also provides that, as soon as practicable after the date of the Merger Agreement, LIVK may enter into additional subscription agreements pursuant to which additional PIPE Investors will agree to purchase, in the aggregate, up to an additional $2,500,000 of LIVK’s Class A Ordinary Shares (or 250,000 shares of Class A Common Stock into which such shares will convert in connection with the Domestication) at a purchase price of $10.00 per share as part of the PIPE Financing.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, the form of which is attached as Exhibit 10.1 to this Current Report and is incorporated herein by reference.

Voting and Support Agreements

Concurrently with the execution of the Merger Agreement, certain of AT’s equityholders (the “AT Support Agreement Equityholders”) entered into voting and support agreements (collectively, the “Voting and Support Agreements”) in favor of LIVK and AT and their respective successors.

In the Voting and Support Agreements, the AT Support Agreement Equityholders agreed to vote all of their AT equity interests in favor of the Merger Agreement, the proposed business combination and related transactions and to take certain other actions in support of the Merger Agreement, the proposed business combination and related transactions. The Voting and Support Agreements also prevent the AT Support Agreement Equityholders from transferring their voting rights with respect to their AT equity interests or otherwise transferring their AT equity interests prior to the Closing, except for certain customary permitted transfers.

The AT Support Agreement Equityholders also each agreed, with certain exceptions, to a lock-up for a period ending on the earlier of (a) the date that is 180 days from the Closing and (b) the date on which the closing price of shares of Class A Common Stock on Nasdaq equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following 150 days following the date of the Closing, with respect to any securities of Surviving Pubco that they receive as merger consideration under the Merger Agreement.

The foregoing description of the Voting and Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Voting and Support Agreements, the form of which is attached as Exhibit 10.2 to this Current Report and is incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, LIV Capital Acquisition Sponsor, L.P. (“Sponsor”) and certain individuals (the “Insiders”) entered into a letter agreement (the “Sponsor Letter Agreement”) with LIVK and AT pursuant to which they agreed to vote all of their respective Class B ordinary shares of LIVK (along with the Class A Common Stock into which such shares are converted as a result of the Domestication and the consummation of the transactions contemplated by the Merger Agreement, the “Sponsor Shares”) in favor of the proposed business combination and related transactions and to take certain other actions in support of the Merger Agreement, the proposed business combination and related transactions. Sponsor and the Insiders also agreed that, in the event that the amount of Available Cash is less than $40,000,000, then up to 15% of the Sponsor Shares will be deemed to be “Deferred Sponsor Shares.” Sponsor and the Insiders also agreed that each of them will not transfer and, subject to the achievement of certain milestones, may be required to forfeit, any such Deferred Sponsor Shares, subject to the terms of the Sponsor Letter Agreement. Sponsor also waived certain anti-dilution protection to which it would otherwise be entitled in connection with the PIPE Financing.

Sponsor and each of the Insiders also agreed, with certain exceptions, to a lock-up for a period ending on the earlier of (a) the date that is 180 days from the Closing and (b) the date on which the closing price of shares of Class A Common Stock on Nasdaq equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following 150 days following the date of the Closing, with respect to any securities of Surviving Pubco that they will hold as of immediately following the Closing.

The Sponsor Letter Agreement also provides that, for so long as Sponsor and its affiliates and their respective permitted transferees continue to own, directly or indirectly, securities of the Surviving Pubco representing more than 4% of the combined voting power of the Surviving Pubco’s then outstanding voting securities, Sponsor will be entitled to nominate one director designee to serve on the board of directors of Surviving Pubco.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the proposed business combination, LIVK, Sponsor and certain other holders of Class A Common Stock will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which, among other matters, certain stockholders of LIVK and AT will be granted certain customary demand and “piggy-back” registration rights with respect to their respective shares of Class A Common Stock.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 10.4 to this Current Report and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Class A Common Stock to PIPE Investors is incorporated by reference herein. The Class A Common Stock issuable to PIPE Investors in connection with the proposed business combination will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On May 10, 2021, LIVK issued a press release (the “Press Release”) announcing the execution of the Merger Agreement, the proposed business combination and the PIPE Financing.

Also on May 10, 2021, LIVK released an investor presentation that will be used by LIVK and AT with respect to the proposed business combination (the “Investor Presentation”).

Copies of the Press Release and the Investor Presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and related transactions and for no other purpose.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of LIVK for their consideration. LIVK intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) which will include preliminary and definitive proxy statements to be distributed to LIVK’s shareholders in connection with LIVK’s solicitation for proxies for the vote by LIVK’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AT’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, LIVK will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. LIVK’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with LIVK’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LIVK, AT and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LIVK, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Torre Virreyes, Pedregal No. 24, Piso 6-601, Col. Molino del Rey México, CDMX, 11040.

Participants in the Solicitation

LIVK, AT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from LIVK’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of LIVK’s shareholders in connection with the proposed business combination will be set forth in LIVK’s proxy statement / prospectus when it is filed with the SEC. You can find more information about LIVK’s directors and executive officers in LIVK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and sales pipeline, projections regarding clients and maintaining and growing client relationships, potential future business expansion opportunities and growth strategies, AT’s cash resources, sources of cash and indebtedness, AT’s ability to source and retain talent, the potential benefits and commercial attractiveness to its clients of AT’s services, potential results and benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of AT’s and LIVK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AT and LIVK. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of LIVK or AT is not obtained; AT’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand clients’ use of its services and attract new clients, and source and maintain talent; risks relating to AT’s sources of cash and cash resources; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to AT; AT’s ability to manage future growth; the effects of competition on AT’s future business; the amount of redemption requests made by LIVK’s public shareholders; the ability of LIVK or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in LIVK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors” filed with the SEC on March 30, 2021 and other documents of LIVK filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LIVK nor AT presently know or that LIVK and AT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LIVK’s and AT’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. LIVK and AT anticipate that subsequent events and developments will cause LIVK’s and AT’s assessments to change. However, while LIVK and AT may elect to update these forward-looking statements at some point in the future, LIVK and AT specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LIVK’s and AT’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1†	Agreement and Plan of Merger, dated May 9, 2021, by and among LIVK and AT.

10.1	Form of Subscription Agreement

10.2	Form of Voting and Support Agreement, dated May 9, 2020.

10.3	Sponsor Letter Agreement, dated May 9, 2020, by and among LIVK, Sponsor, AT and the other parties thereto.

10.4	Form of Amended and Restated Registration Rights Agreement by and among LIVK, Sponsor and the other parties thereto.

99.1	Press Release, dated May 10, 2021.

99.2	Investor Presentation

†	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). LIVK agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2021

LIV CAPITAL ACQUISITION CORP.

By:	/s/ Alexander R. Rossi
	Name:	Alexander R. Rossi
	Title:	Chief Executive Officer and Chairman